EXHIBIT 99.1

OSISKO GOLD ROYALTIES APPOINTS THE HON. JOHN R. BAIRD TO ITS BOARD OF DIRECTORS

MONTREAL, April 06, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) today announced that The Hon. John Baird has been appointed to its Board of Directors.

Mr. Sean Roosen, Chair of the Board of Directors and Chief Executive Officer stated, "We are pleased that Mr. Baird has agreed to join the Board of Osisko. In our discussions with John, we have been excited to have his insights on global affairs and interactions with government, an ideal complement to the top tier expertise that our Board brings to the benefit of Osisko’s stakeholders."

Mr. Baird was a Member of Parliament for three terms, serving with distinction in a number of senior cabinet portfolios. He served as Canada's Foreign Affairs Minister for four years. Prior to his service in Ottawa, he was Member of Provincial Parliament in Ontario for ten years, where he served in senior cabinet portfolios including as Minister of Energy and Minister of Community and Social Services. He is a director of Canadian Pacific, Canadian Forest Products, FWD Group, PineBridge Investments and is an advisor to Hatch, Barrick Gold, Bennett Jones LLP and the Eurasia Group.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns the Cariboo gold project in Canada as well as a portfolio of publicly held resource companies, including a 15.9% interest in Osisko Mining Inc., 17.9% interest in Osisko Metals Incorporated and a 18.3% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Sandeep Singh President Tel. (514) 940-0670 ssingh@osiskogr.com